

Mail Stop 7010   September 11, 2008

Anthony Tracy
Chief Executive Officer
Perf-Go Green Holdings, Inc.
645 Fifth Avenue
New York, New York 10022

> **Re: Perf-Go Green Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 12, 2008**
> **File No. 333-152949**

Dear Mr. Tracy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that you are registering 25,444,938 shares of common stock comprised of:
    *   1,579,466 currently outstanding shares of common stock;
    *   10,232,139 shares of common stock issuable upon conversion of the notes and interest shares; and
    *   13,633,333 shares of common stock issuable upon exercise of the warrants.

    We further note that the number of your currently outstanding shares is 32,279,470, directors and officers own 16,844,681 of these shares, and that

approximately 15,222,778 shares are being offered by Castlerigg Master
Investments, Ltd., Semper Gestion SA, and Rig Fund II A, Ltd. (the "Significant
Shareholders"). Because of the nature and size of the transaction being registered
relative to the number of shares outstanding, your offering appears to be an "at the
market offering of equity securities by or on behalf of the registrant" under Rule
415(a)(4) of Regulation C. Since you are not qualified to conduct an offering "at
the market," you would need to reduce the amount of shares being registered for
the Significant Shareholders or file a separate registration statement identifying
the Significant Shareholders as underwriters and include a fixed price at which the
securities will be sold for the duration of the offering. Please advise us of the
company's basis for determining that the transaction is appropriately
characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).
In your analysis, please address the following among any other relevant factors:

- The number of Significant Shareholders and the percentage of the
  overall offering made by each Significant Shareholder;
- The date on which and the manner in which each Significant
  Shareholder received the shares and/or the overlying securities;
- The relationship of each Significant Shareholder with the company,
  including an analysis of whether the Significant Shareholder is an
  affiliate of the company;
- Any relationships among the Significant Shareholders;
- The dollar value of the shares registered in relation to the proceeds that
  the company received from the Significant Shareholders for the
  securities, excluding amounts of proceeds that were returned (or will
  be returned) to the Significant Shareholders and/or their affiliates in
  fees or other payments;
- The discount at which the Significant Shareholders will purchase the
  common stock underlying the convertible notes or warrants upon
  conversion or exercise; and
- Whether or not any of the Significant Shareholders is in the business
  of buying and selling securities.

2. Please disclose the total dollar value of the securities underlying the convertible
   notes and warrants that you have registered for resale (using the number of
   underlying securities that you have registered for resale and the market price per
   share for those securities on the date of the sale of the convertible notes and
   warrants).

3. In the prospectus, please include tabular disclosure of the dollar amount of each
   payment (including the value of any payments to be made in common stock) in
   connection with the transaction that you have made or may be required to make to
   the Significant Shareholders, any affiliate of a Significant Shareholder, or any
   person with whom any Significant Shareholder has a contractual relationship

regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please disclose the net proceeds to the issuer from the sale of the convertible notes and warrants and the total possible payments to the Significant Shareholders and any of their affiliates in the first year following the sale of convertible notes and warrants.

4. In the prospectus, please include tabular disclosure of:
   - the total possible profit the Significant Shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:
     - the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;
     - the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:
       - if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and
       - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;
     - the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);
     - the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;
     - the total possible shares the Significant Shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the Significant Shareholders may receive; and
     - the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

5. In the prospectus, please include tabular disclosure of:
   - the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the Significant Shareholders or any affiliates of the Significant Shareholders, presented in a table with the following information disclosed separately:
     - market price per share of the underlying securities on the date of the sale of that other security;
     - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
       - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
       - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
     - the total possible shares to be received under the particular securities (assuming complete conversion/exercise);
     - the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;
     - the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and
     - the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

6. In the prospectus, please include tabular disclosure of:
   - the gross proceeds paid or payable to the issuer in the convertible notes and warrants transactions;
   - all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 3;
   - the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the Significant Shareholders or any affiliates of the Significant Shareholders that is disclosed in response to Comment 4 and Comment 5.

Further, please disclose – as a percentage – of the total amount of all possible payments as disclosed in response to Comment 3 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to Comment 4 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

7. In the prospectus, please include tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the Significant Shareholders, any affiliates of the Significant Shareholders, or any person with whom any Significant Shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:
   - the date of the transaction;
   - the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
   - the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the Significant Shareholders, affiliates of the company, or affiliates of the Significant Shareholders;
   - the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
   - the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the Significant Shareholders, affiliates of the company, or affiliates of the Significant Shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;
   - the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
   - the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

8. In the prospectus, please include tabular disclosure comparing:
   - the number of shares outstanding prior to the convertible note transaction that are held by persons other than the Significant Shareholders, affiliates of the company, and affiliates of the Significant Shareholders;

- the number of shares registered for resale by the Significant Shareholders or affiliates of the Significant Shareholders in prior registration statements;
- the number of shares registered for resale by the Significant Shareholders or affiliates of the Significant Shareholders that continue to be held by the Significant Shareholders or affiliates of the Significant Shareholders;
- the number of shares that have been sold in registered resale transactions by the Significant Shareholders or affiliates of the Significant Shareholders; and
- the number of shares registered for resale on behalf of the Significant Shareholders or affiliates of the Significant Shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

9. Please disclose the following information in the prospectus:
   - whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and
   - whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:
     - the date on which each such selling shareholder entered into that short position; and
     - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

10. Please include the following information in the prospectus:
    - a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the Significant Shareholders, any affiliates of the Significant Shareholders, or any person with whom any Significant Shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes and warrants; and

- copies of all agreements between the issuer (or any of its predecessors) and the Significant Shareholders, any affiliates of the Significant Shareholders, or any person with whom any Significant Shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes and warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

11. In the prospectus, please describe the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

12. We note that you have yet to file several exhibits, including the legal opinion and power of attorney. Please file these exhibits as soon as possible so that we have sufficient time to review them. Note that we may have comments after we review these materials.

13. It appears that your primary standard industrial classification code number on the cover of the registration statement has changed as a result of the acquisition. Please revise.

Table of Contents

14. We note that there is a discrepancy between the page numbers listed in your table of contents and the page numbers of certain sections of your registration statement and that pages following page 47 do not have page numbers associated with them. Please revise to include an accurate table of contents and corresponding numbered pages throughout your filing. See Item 502 of Regulation S-K.

Page ii

15. Sections 27A(b)(1)(C) of the Securities Act and Sections 21E(b)(1)(C) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made by an issuer of penny stock. Please revise accordingly.

Prospectus Summary, page 1

16. In the Prospectus Summary and Risk Factors sections, please disclose that you are a development stage company with operating losses since inception, that you anticipate continuing to generate significant losses from operations for the near future, and that you are unsure that you will have sufficient cash to continue activities for the next twelve months. Additionally, please disclose that these conditions raise substantial doubt about your ability to continue as a going concern.

17. We note your statement that "we believe our plastic products will break down in landfill environments within twelve (12) to twenty four (24) months." As stated in the risk factors, please disclose that you have not conducted any research, testing, or studies that support this belief.

Risk Factors, page 4

18. In the paragraph immediately under the caption "Risk Factors," please remove the third and fourth sentences. Only material risks should be described. If risks are not deemed material, you should not reference them.

The commercial success of our business depends on the widespread market acceptance of plastics manufactured with TDPA . . . . , page 5

19. In the title of this risk factor, please disclose that it is your belief that TDPA makes your plastic products 100% biodegradable.

Selling Stockholders, page 13

20. Please describe the transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions, the parties who participated, the purchase price, the conversion price of the notes or the exercise price of the warrants, and the number of securities received.

21. For each of the selling shareholders that is a non-reporting entity, please disclose the natural person or persons who have voting or investment control over the company's securities.

22. Please also tell us whether the any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers, please state that they are underwriters with respect to the shares that they are offering for resale.   However, broker dealers and their affiliates who received the securities as compensation for underwriting activities need not be identified as underwriters.

If any of the selling shareholders are affiliates of registered broker-dealers, please revise to disclose the following:

- that the selling shareholders purchased in the ordinary course of business; and
- that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If the selling shareholders are unable to make these representations, please state that they are underwriters.

23. We note a discrepancy between the Selling Shareholder Table and the Security Ownership of Certain Beneficial Owners table regarding the amount of shares beneficially owned by Castlerigg Master Investments Ltd., Semper Gestion SA, and Rig Fund II A, Ltd. Please clarify why you are registering shares for resale for these Significant Shareholders in amounts more than they currently beneficially own.

Management's Discussion and Analysis, page 17

Recent Financings, page 19

24. It appears to us that the $2.1 million equity financing occurred at the accounting acquiree rather than the accounting acquirer. If accurate, please clarify that fact here and throughout the registration statement. Also, please indicate if this equity financing was conditioned on the reverse merger and explain the reasons why it was done at the accounting acquiree level.

Results of Operations, page 19

25. It appears to us that you have an incorrect reference to the period from November 15, 2007 (inception) to June 30, 2007 on page 22. Please revise.

Business, page 26

26. In this section, please disclose the following information:
- The status of the five products that you have not yet launched. See Item 101(h)(4)(iii) of Regulation S-K.
- The methods of competition in your industry. See Item 101(h)(4)(iv) of Regulation S-K.
- The amount spent on research and development activities. See Item 101(h)(4)(x) of Regulation S-K. On page 26, we note that a large part of your business plan includes developing eco-friendly, non-toxic, food contact compliant, biodegradable plastic products.
- The costs and effects of complying with environmental laws. See Item 101(h)(4)(xi) of Regulation S-K.

Legal Proceedings, page 30

27. In light of the requirements of SAB Topic 5:T, please clarify how you intend to account for the disclosed legal settlement.

Interim Financial Statements, page 31
General

28. Please revise your interim financial statements to identify them as those of a development stage enterprise. Please see paragraph 12 of SFAS 7, *Accounting and Reporting by Development Stage Enterprises*, for guidance.

Note 6 – Senior Secured Convertible Debentures and Warrants, Related Derivative Liabilities and Registration Rights Liability, page 36

29. We note your disclosures related to the registration rights liability, including the disclosure that obtaining effectiveness of the registration statement is not within the Company's control. Please clarify that you accrued a liability based on your determination that a payment is probable and reasonably estimable, otherwise please explain how you have complied with FSP EITF 00-19-2.

Note 7 – Derivative Liabilities, page 39

30. Please provide us a reconciliation of the amounts disclosed in note 7 and the related expense included in your statement of operations. Please explain to us why the fair value of the exchanged warrants was charged to additional paid in capital. In this regard, it appears to us that this fair value related to the subsequent exchange of the warrants and exceeded the amount initially raised. In addition, please revise MD&A to provide a more comprehensive explanation of the factors that resulted in the initial valuation of the derivative liability and the factors that resulted in the subsequent change in the fair value of that liability during the three months ended June 30, 2008.

Note 8 – Bridge Notes and Warrants, As Restated, page 39

31. We note that the conversion price you disclose is not consistent with the conversion price indicated in note 5 of the audited financial statements. Please revise this inconsistency or explain why these numbers do not agree.

Note 9 – Shareholders' Equity (Deficit), page 40

32. Please revise your stock options disclosure to separately present the number and weighted-average grant-date fair value of options granted and vested during the three-month period ended June 30, 2008. Also, please revise your options

exercisable table to provide the aggregate intrinsic value for options outstanding and exercisable at June 30, 2008. Refer to paragraphs A240-241 of SFAS 123(R).

33. We note your disclosure of the predecessor equity rollforward. It is not clear to us how this table reflects the retroactive restatement of equity resulting from the share exchange between Perf-Go Green Holdings, Inc. and Perf-Go Green, Inc. Additionally, it does not appear that this table reconciles with your consolidated statement of changes in stockholders' equity (deficit) on page 34. Please revise your registration statement as applicable.

Audited Financial Statements, page 47
General

34. Based on the current disclosures, it is not clear if you have adopted March 31 as your fiscal year end. Please disclose your fiscal year end. If it is other than March 31, please be aware of the potential requirement to provide updated audited financial statements.

Statement of Changes in Stockholders' Equity

35. We note that the number of shares indicated in your transactions is different from that shown on page 34 for transactions through March 31, 2008. Please revise this inconsistency or explain why the shares do not agree. Please be advised that all equity disclosures should be retro-actively restated for the reverse acquisition.

Additional Financial Statements

36. We note that prior to the reverse acquisition, the accounting acquiree appears to have completed an equity offering and raised proceeds of over $2 million. It appears to us that at the time of the reverse acquisition, the accounting acquiree was significant and that their historical financial statements may be required in the current registration statement. Please advise.

Management

37. In this section, please disclose the following information:
   - In the executive officer and director chart and in his biography, please disclose that Charles Gargano is the Senior Vice-President of Governmental Affairs. Additionally, please clarify the last clause of the second sentence in Mr. Gargano's biography.
   - For each executive officer and director, please disclose when each person began serving as an executive officer or director. See Item 401(a) and (b) of Regulation S-K.
   - For each executive officer and director, please disclose each person's principal occupations and employment during the past five years, including the name

and principal business of any corporation or other organization in which such occupations and employment were carried on and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. <u>See</u> Item 401(e) of Regulation S-K.

Executive Compensation

38. Under "Stock Option Plan," please update the March 31, 2008 date and the statement following it since it appears that your board of directors approved the issuance of stock options to certain executive officers and directors on June 6, 2008.

39. Please disclose the information relating to director independence required by Item 407(a) of Regulation S-K.

40. In footnote 4 to the Security Ownership of Certain Beneficial Owners and Management table, we note that you have agreed to pay Mr. Dubner $2,500 for each board meeting he attends. Please disclose whether this arrangement applies to any of the other directors. Please also disclose whether any compensation has been paid pursuant to this arrangement during the last completed fiscal year.

Transactions with Related Persons, Promoters, and Certain Controls Persons

41. Please file the agreements and contracts referenced in this section as exhibits to the registration statement. <u>See</u> Item 601(b)(10)(ii)(A) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management

42. In this section, please address the following issues:
    - Please provide addresses for Robert Dubner, Charles Gargano, and David Bach if their addresses are different than the company's address. Please also provide addresses for Semper Gestion, Castlerigg Master Investments LTD., and E&P Fund.
    - Please clarify why you have included six persons in the officers and directors group designation. There appear to be eight officers and directors beneficially owning shares of your stock.
    - In footnotes 11 through 14, please disclose that these shareholders beneficially own shares underlying the convertible notes and warrants, including how many shares underlie each type of note or warrant.

Common Stock

43. We note that there may be holders of common stock designated as senior in right of payment upon liquidation. Please identify these persons or entities, if any.

Recent Sales of Unregistered Securities, page II-1

44. In this section, please disclose the January and February Bridge Notes and Warrants transaction in accordance with Item 701 of Regulation S-K.

45. For each transaction, please disclose the applicable exemption. See Item 701(d) of Regulation S-K.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Brigitte Lippmann at (202) 551-3713 with any other questions.

          Sincerely,

          Pamela Long
          Assistant Director

cc: Adam P. Silvers, Esq.
   Ruskin Moscou Faltischek, P.C.
   1425 RexCorp Plaza, 15th Floor
   Uniondale, New York 11556